UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  F O R M   11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 1995



                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                            (Full title of the Plan)



                            NATIONAL FUEL GAS COMPANY
          (Name of issuer of the securities held pursuant to the Plan)



                  10 Lafayette Square, Buffalo, New York 14203
                     (Address of principal executive office)

                              REQUIRED INFORMATION


(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

        See accompanying Index on page 3.

(2)     Signature

(3)     Exhibits


           Exhibit Number                    Description of Exhibit

                (1)                          Consent of Independent
                                               Accountants

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------


                                                                       Page
                                                                      Number
                                                                      ------

Report of Independent Accountants                                        4

Financial Statements:

  Statement of Assets Available for Plan
  Benefits, with Fund Information, at
  December 31, 1995 with Comparative
  Totals at December 31, 1994                                          5 - 6

  Statement of Changes in Assets Available
  for Plan Benefits, with Fund Information,
  for the Year Ended December 31, 1995 with
  Comparative Totals for the Year Ended
  December 31, 1994                                                    7 - 8

  Notes to Financial Statements                                        9 - 11

Schedules:

  Schedule I - Item 27a - Schedule of
  Assets Held for Investment Purposes
  at December 31, 1995                                                  12

  Schedule II - Item 27d - Schedule of
  Reportable Transactions for the Year
  Ended December 31, 1995                                             13 - 16

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and
Administrative Committee of the
National Fuel Gas Company
Tax-Deferred Savings Plan

         In our opinion, the accompanying statement of assets available for plan benefits, with fund information, and the related statement of changes in assets available for plan benefits, with fund information, present fairly, in all material respects, the assets of the National Fuel Gas Company Tax-Deferred Savings Plan at December 31, 1995, and the changes in its assets for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

         We have previously audited, in accordance with generally accepted auditing standards, the statement of assets available for plan benefits as of December 31, 1994 and the related statement of changes in assets available for plan benefits for the year then ended (not presented herein) and in our report dated June 9, 1995 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of assets available for plan benefits as of December 31, 1994 and the condensed statement of changes in assets available for plan benefits for the year ended December 31, 1994, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

         Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Buffalo, New York
June 20, 1996


                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
     STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

        AT DECEMBER 31, 1995 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1994


                                  Employer
                               Contributions               Participant Wage Reductions
                               -------------  -------------------------------------------------------
                                                                         Vanguard Funds
                                                             ----------------------------------------

                               National Fuel  National Fuel                           International
                               Gas Company     Gas Company   Investment                  Equity
                               Common Stock   Common Stock    Contract     Index      Index Fund -
                                  Fund B         Fund A        Trust     Trust-500  Pacific Portfolio
                               -------------  -------------  ----------  ---------  -----------------
Investments at
 market (historical
 cost $30,237,461 and
 $23,746,712,
 respectively)                   $6,321,111     $9,840,881   $3,093,792  $9,262,081     $588,925

Receivables
 Employer Contributions              89,371              -            -           -            -
 Participant Wage Reductions              -        138,975       57,485     151,441       14,426
                                 ----------     ----------   ----------  ----------     --------

Assets Available for Plan
 Benefits                        $6,410,482     $9,979,856   $3,151,277  $9,413,522     $603,351
                                 ==========     ==========   ==========  ==========     ========




                The accompanying notes are an integral part of these financial statements.


                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
     STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

        AT DECEMBER 31, 1995 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1994


                  Participant Wage Reductions
- --------------------------------------------------------------
                 Vanguard Funds
- -------------------------------------------------

  International
     Equity          Money Market      Total     Participant   Total all Funds Combined
   Index Fund -     Reserves, Inc.  Bond Market      Loan            December 31,
European Portfolio     - Prime       Portfolio     Account       1995            1994
- ------------------  --------------  -----------  -----------   --------        --------




    $850,401         $2,761,837     $1,301,629    $970,472   $34,991,129     $22,821,775


           -                  -              -           -        89,371          86,182
      19,673             22,955         23,852           -       428,807         390,987
    --------         ----------     ----------    --------   -----------     -----------


    $870,074         $2,784,792     $1,325,481    $970,472   $35,509,307     $23,298,944
    ========         ==========     ==========    ========   ===========     ===========



The accompanying notes are an integral part of these financial statements.



                                     NATIONAL FUEL GAS COMPANY

                                     TAX-DEFERRED SAVINGS PLAN
       STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

FOR THE YEAR ENDED DECEMBER 31, 1995 WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1994

                                       Employer
                                    Contributions                 Participant Wage Reductions
                                    -------------   --------------------------------------------------------
                                                                                 Vanguard Funds
                                                                   -----------------------------------------

                                    National Fuel   National Fuel                            International
                                     Gas Company     Gas Company   Investment                   Equity
                                    Common Stock    Common Stock    Contract     Index       Index Fund -
                                       Fund B          Fund A        Trust     Trust-500   Pacific Portfolio
                                    -------------   -------------  ----------  ---------   -----------------
Investment Income from National
 Fuel Gas Company Common
 Stock Funds                         $  269,568      $  440,728    $        -  $        -     $      -

Interest Income                               -               -       166,156           -            -

Investment Income from Mutual
 Funds                                        -               -             -     199,189        6,003
                                     ----------      ----------    ----------  ----------     --------

     Total Investment Income            269,568         440,728       166,156     199,189        6,003

Net Appreciation (Depreciation)
 in Fair Value of Investments         1,371,326       2,218,696             -   1,985,203       15,812

Employer Matching Contributions       1,145,317               -             -           -            -

Participant Wage Reductions                   -       1,721,672       616,507   1,599,908      189,526

Participant Purchase Fees                     -               -             -           -       (2,380)

Rollovers and Other Individual
 Transfers In                             5,797          11,655             -       2,687            -

Payments to Participants or
 Beneficiaries                         (204,118)       (290,996)     (148,026)    (93,537)      (7,865)

Transfers (to)/from Associated
 Funds                                        -        (595,563)       48,281     439,373      (38,363)
                                     ----------      ----------    ----------  ----------     --------

Increase (Decrease) in Assets
 Available for Plan Benefits
 During the Year                      2,587,890       3,506,192       682,918   4,132,823      162,733

Assets Available for Plan
 Benefits:
     Beginning of Year                3,822,592       6,473,664     2,468,359   5,280,699      440,618
                                     ----------      ----------    ----------  ----------     --------

     End of Year                     $6,410,482      $9,979,856    $3,151,277  $9,413,522     $603,351
                                     ==========      ==========    ==========  ==========     ========


           The accompanying notes are an integral part of these financial statements.


           Participant Wage Reductions
- -----------------------------------------------
         Vanguard Funds
- ----------------------------------

  International
      Equity        Money Market      Total     Participant   Total all Funds Combined
   Index Fund -     Reserves, Inc.  Bond Market     Loan             December 31,
European Portfolio     - Prime       Portfolio     Account       1995           1994
- ------------------  --------------  -----------  -----------  -----------    -----------


   $      -          $        -     $        -    $      -    $   710,296    $   536,392

          -                   -              -      62,342        228,498        257,835


     21,289             157,660         72,920           -        457,061        286,766
   --------          ----------     ----------    --------    -----------    -----------

     21,289             157,660         72,920      62,342      1,395,855      1,080,993


    102,070                   -        106,736           -      5,799,843     (3,092,301)

          -                   -              -           -      1,145,317      1,034,285

    225,755             260,851        280,367           -      4,894,586      4,557,336

     (3,327)                  -              -           -         (5,707)        (5,531)


          -               5,479          1,135       6,844         33,597         16,704


    (17,885)           (234,104)       (23,125)    (33,472)    (1,053,128)      (691,223)


     59,052            (195,642)       (20,358)    303,220              -              -
   --------          ----------     ----------    --------    -----------    -----------



    386,954              (5,756)       417,675     338,934     12,210,363      2,900,263



    483,120           2,790,548        907,806     631,538     23,298,944     20,398,681
   --------          ----------     ----------    --------    -----------    -----------

   $870,074          $2,784,792     $1,325,481    $970,472    $35,509,307    $23,298,944
   ========          ==========     ==========    ========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - DESCRIPTION OF PLAN
- ----------------------------

         General:
         -------

         The following description of the National Fuel Gas Company Tax-Deferred Savings Plan ("Plan") is provided for general information purposes, and is qualified in its entirety by reference to the Plan. The Plan was adopted April 10, 1989, effective as of July 1, 1989, and has been amended since that time. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

         Eligibility and Participation:
         -----------------------------

         Originally, the Plan was established for the benefit of employees of National Fuel Gas Company and its subsidiaries ("Company") who were subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers ("IBEW"), Locals 2154, 2199 and 2199-J. These employees became eligible to participate in the Plan on July 1, 1989 or, if later, after completing six full months of employment and attaining age 21. Employees subject to collective bargaining agreements between the Company and the IBEW Local 2279 and the International Brotherhood of Firemen and Oilers, Locals 22, 23, 25 and 251 also became eligible to participate in the Plan on August 1, 1990 or, if later, after completing six full months of employment and attaining age 21.

         Contributions:
         -------------

         Plan participants may direct the Company to reduce their base pay by a specified full percentage of at least 2% and not more than 15%. The 15% limit is reduced by 1% for each percent of base pay contributed to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan") by the employee for the same payroll period. These wage reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 3.5% of the participants' base pay depending upon their years of service and rate of wage reduction contributions. However, these employer matching contributions are reduced by the Thrift Plan matching contributions for such participants for such payroll period.

         "Base pay" is defined in the Plan generally to mean a participant's basic compensation for a payroll period. An individual participant's wage reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling was $9,240 for 1995 and will be $9,500 for 1996.

         Participants' accounts, including all wage reduction contributions, employer matching contributions, and the increments thereon, are at all times fully vested and nonforfeitable.

         Investment Alternatives for Wage Reduction Contributions:
         --------------------------------------------------------

         Participants may invest their wage reduction contributions in the common stock of National Fuel Gas Company ("National Stock Fund A"), the Vanguard

Investment Contract Trust and/or in one or more of five mutual funds, in increments of 10%. A separate account is maintained for each participant showing his interest in each fund.

         The National Stock Fund A allows participants to invest their wage reduction contributions in a fund consisting primarily of National Fuel Gas Company common stock. This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends.

         The Vanguard Investment Contract Trust invests primarily in investment contracts issued by insurance companies, commercial banks, and other similar types of fixed principal investments.

         Five mutual funds are currently offered by The Vanguard Group of Investment Companies: the Vanguard Index Trust-500 Portfolio, which invests in publicly traded common stocks and attempts to duplicate the investment performance of the Standard & Poors 500 Composite Price Index; the Vanguard Money Market Reserves, Inc.-Prime Portfolio, which invests in money market instruments which mature in one year or less; the Vanguard Total Bond Market Portfolio, which invests in bonds and other "fixed-income" securities and seeks to duplicate the investment performance of the Lehman Brothers Aggregate Bond Index; the Vanguard International Equity Index Fund - Pacific Portfolio, which attempts to provide investment results paralleling those of the Morgan Stanley Capital International Pacific Index, a diversified index of common stocks of companies located in Japan, Australia, New Zealand, Hong Kong and Singapore; and the Vanguard International Equity Index Fund - European Portfolio, which attempts to provide investment results that correspond to the price and yield performance of European stocks, in the aggregate, as represented by the Morgan Stanley Capital International Europe (Free) Index.

         Participants may, in accordance with the rules and restrictions of the Plan, transfer existing balances among the available investment funds, reduce or increase the percentage of wage reduction elected, redirect their current wage reduction contributions into different investment funds, or suspend wage reduction contributions altogether.

         Employer Matching Contributions:
         -------------------------------

         Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

         Withdrawals, Loans and Distributions:
         ------------------------------------

         Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

         Administration:
         --------------

         National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

         National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time.

         The Plan is not required to be insured by the Pension Benefit Guaranty Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

         Basis of Accounting and Valuation:
         ---------------------------------

         The accounts of the Plan are maintained on the accrual basis. National Stock Funds A and B are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Investment Contract Trust are carried at fair value, which approximates contract value, as determined by the Vanguard Investment Contract Trust's Investment Committee. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution.

         Administrative Expenses:
         -----------------------

         Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $73,065 for services in connection with the Plan and Trust for the year ended December 31, 1995. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant.

NOTE 3 - INCOME TAXES
- ---------------------

         The Company received a determination letter from the Internal Revenue Service in December 1995 indicating that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded.

NOTE 4 - PARTIES-IN-INTEREST
- ----------------------------

         For the Plan years ended December 31, 1995 and 1994, there were no known prohibited transactions with parties-in-interest as defined in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c).

                                                                                                                SCHEDULE I
                                                                                                                ----------
                            NATIONAL FUEL GAS COMPANY
                            -------------------------
                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------
                                DECEMBER 31, 1995
                                -----------------


                                            (c) Description of Investment
        (b) Identity of Issue,                   Including Maturity Date, Rate
             Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)          or Similar Party                    or Maturity Value                            (d) Cost            Value
        ----------------------              ----------------------------------                --------        ----------
 *      National Fuel Gas Company
         Stock Funds:
           National Fuel Gas Company        Stock Fund A (815,993 units)                      $ 8,356,588      $ 9,840,881
           National Fuel Gas Company        Stock Fund B (524,139 units)                        5,306,392        6,321,111
                                                                                              -----------      -----------
                                            Total National Fuel Gas Company
                                              Stock Funds                                      13,662,980       16,161,992
                                                                                              -----------      -----------

        Mutual Funds (1):
 *         Vanguard Group of                Index Trust - 500 Portfolio
             Investment Companies             (160,800 units)                                   7,199,018        9,262,081

 *         Vanguard Group of                International Equity Index
             Investment Companies            Fund - Pacific Portfolio
                                              (51,211 units)                                      549,346          588,925

 *         Vanguard Group of                International Equity Index
             Investment Companies             Fund - European Portfolio
                                              (60,656 units)                                      736,516          850,401

 *         Vanguard Group of                Money Market Reserves, Inc.
             Investment Companies            - Prime Portfolio
                                              (2,761,837 units)                                 2,761,837        2,761,837

 *         Vanguard Group of                Total Bond Market Portfolio
             Investment Companies             (128,366 units)                                   1,263,500        1,301,629
                                                                                              -----------      -----------
                                            Total Vanguard Mutual Funds                        12,510,217       14,764,873
                                                                                              -----------      -----------

        Common/Collective Trust (2):
 *         Vanguard Group of                Investment Contract Trust
             Investment Companies             (3,093,792 units)                                 3,093,792        3,093,792

 *      National Fuel Gas Company
           Tax-Deferred Savings Plan        Participant Loan Account                              970,472          970,472
                                                                                              -----------      -----------

                                                  TOTAL ASSETS HELD FOR INVESTMENT            $30,237,461      $34,991,129
                                                                                              ===========      ===========

 *    Denotes known party-in-interest to the Plan.

(1) The financial statements of the mutual funds have been filed with the Securities and Exchange Commission by the Vanguard Group of Investment Companies, investment companies registered under the Investment Company Act of 1940.

(2) The audited annual report for the Vanguard Investment Contract Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company, the entity's tax identification number is 23-695-3141.

                                                                    SCHEDULE II

                        NATIONAL FUEL GAS COMPANY
                        TAX-DEFERRED SAVINGS PLAN
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1995

                       (b) Description of
                           Asset (Include
                           Interest Rate                                            (f) Expense
(a) Identity of            and Maturity      (c) Purchase  (d) Selling  (e) Lease       Incurred with  (g) Cost of
     Party Involved        in Case of Loan)      Price         Price        Rental      Transaction        Asset
- -------------------    --------------------  ------------  -----------  ----------   -----------------  ----------
Purchase Transactions
- ---------------------

Vanguard Group of      Money Market
 Investment Companies  Reserves, Inc.
 (77 Transactions)     Prime Portfolio        $  615,423      $    -      $    -          $    -        $  615,423

Vanguard Group of
 Investment Companies  Index Trust - 500
 (82 Transactions)     Portfolio               2,624,000           -           -               -         2,624,000

Vanguard Group of
 Investment Companies  Investment
 (73 Transactions)     Contract Trust            993,629           -           -               -           993,629

National Fuel Gas
 Company
 (36 Transactions)     Stock Fund A            2,419,720           -           -               -         2,419,720

National Fuel Gas
 Company
 (16 Transactions)     Stock Fund B            1,417,492           -           -               -         1,417,492


                                                                    SCHEDULE II

                        NATIONAL FUEL GAS COMPANY
                        TAX-DEFERRED SAVINGS PLAN
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1995


(h) Current Value
    of Asset on
    Transaction    (i) Net Gain
    Date               or (Loss)
- -----------------  -------------





  $  615,423           $    -



   2,624,000                -



     993,629                -



   2,419,720                -



   1,417,492                -




                                                                    SCHEDULE II

                             NATIONAL FUEL GAS COMPANY
                             TAX-DEFERRED SAVINGS PLAN
                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1995

                       (b) Description of
                            Asset (Include
                            Interest Rate                                          (f) Expense
(a) Identity of             and Maturity     (c) Purchase  (d) Selling  (e) Lease      Incurred with  (g) Cost of
     Party Involved         in Case of Loan)      Price         Price       Rental     Transaction         Asset
- -------------------    --------------------- ------------  ------------ ---------- ------------------ ------------
Sale Transactions
- -----------------

Vanguard Group of      Money Market
 Investment Companies   Reserves, Inc.
 (91 Transactions)      Prime Portfolio        $      -     $  624,019    $      -     $       -      $   624,019

Vanguard Group of
 Investment Companies  Index Trust - 500
 (78 Transactions)      Portfolio                     -        505,954           -             -          431,425

Vanguard Group of
 Investment Companies  Investment
 (68 Transactions)      Contract Trust                -        317,835           -             -          317,835

National Fuel Gas
 Company
 (108 Transactions)    Stock Fund A                   -      1,127,799           -             -        1,097,835

National Fuel Gas
 Company
 (25 Transactions)     Stock Fund B                   -        204,118           -             -          193,824


                                                                    SCHEDULE II

                             NATIONAL FUEL GAS COMPANY
                             TAX-DEFERRED SAVINGS PLAN
                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1995


(h) Current Value
   of Asset on
   Transaction    (i) Net Gain
    Date             or (Loss)
- -----------------  ------------





   $  624,019        $      -



      505,954          74,529



      317,835               -



    1,127,799          29,964



      204,118          10,294



                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        NATIONAL FUEL GAS COMPANY
                                        TAX DEFERRED SAVINGS PLAN
                                             (Name of Plan)







                                        By /s/ Joseph P. Pawlowski
                                           -------------------------------------
                                           Joseph P. Pawlowski
                                           Treasurer and Principal Accounting
                                           Officer of National Fuel Gas Company,
                                           Member of the Tax-Deferred Savings
                                           Plan Committee



Date:  June 27, 1996

                                  EXHIBIT INDEX



           Exhibit Number                    Description of Exhibit

                (1)                          Consent of Independent
                                               Accountants